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                                                                    EXHIBIT 12.1

                                IMAX CORPORATION
      STATEMENT REGARDING COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

                                                          Three
                                                          months
                                                           ended                        Years ended December 31,
                                                         March 31,    -------------------------------------------------------------
                                                           2003         2002         2001          2000 (4)      1999        1998
                                                         --------     --------     --------       --------     --------    --------
                                                                        (in thousands of dollars, except ratio data)
Earnings:
     Earnings (loss) from continuing operations
          before income taxes and minority interest         2,360       (1,994)    (121,993)       (42,921)      43,529      15,600
     Reclassification of extraordinary gains (losses)
          on extinguishment of debt to earnings from
          continuing operations together with
          associated income taxes (1)                          --       11,900       55,577             --           --      (3,683)
     Loss (income) from equity-accounted investees           (287)        (283)         (73)         4,811          683       6,763
                                                         --------     --------     --------       --------     --------    --------
                                                            2,073        9,623      (66,489)       (38,110)      44,212      18,680

Fixed Charges:
     Interest expense (2)                                   4,288       17,570       22,020         21,961       21,860      14,646
                                                         --------     --------     --------       --------     --------    --------
Earnings before fixed charges:                              6,361       27,193      (44,469)       (16,149)      66,072      33,326
                                                         ========     ========     ========       ========     ========    ========

Ratio of earnings to fixed charges                          1.48x        1.55x           --(3)          -- (3)     3.02x       2.28x


(1) Reclassification due to adoption of FASB Statement No. 145, "Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13" issued in April 2002.

(2) Includes amortization of expenses related to indebtedness.

(3) Due to the loss we incurred in 2001 and 2000, the ratio coverage is less than 1:1. We would have to have generated additional earnings of $66.5 million in 2001 and $38.1 million in 2000 to achieve a ratio of 1:1.

(4) In fiscal 2000 we adopted SEC Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements." Effective January 1, 2000, we recognize revenue on theatre systems, whether pursuant to sales-type leases or sales, at the time that installation is complete. Prior to January 1, 2000, we recognized revenue from sales-type leases and sales of theatre systems at the time of delivery. In fiscal 2000, we also adopted AICPA Statement of Position 00-2, "Accounting by Producers or Distributors of Films."